News Release

BROOKFIELD SELLS INTEREST IN BRAZILIAN FINANCIAL SERVICES BUSINESS
FOR US$200 MILLION

Toronto, December 4, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) today announced that it has entered into an agreement to sell its 40% interest in Ticket Servicos Brasil (TSB), a business services provider and hotel operator, to Accor, the current owner of 50% of the company, for approximately US$200 million. Accor is a publicly traded French company with hotel, tourism and corporate services operations worldwide.

Ticket Servicos Brasil has been owned in partnership with Accor and Espírito Santo Resources, Limited for many years, and the sale enables Brookfield to continue focusing its efforts in Brazil on its core operations which are aligned with its asset management platform worldwide. The proceeds from the sale will be used for general corporate purposes, and Brookfield will book a gain upon final closing, which is expected to occur in early 2007.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

Note: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the Securities and Exchange Commission or in other communications. These forward-looking statements include among others, statements with respect to the accounting of, and use of proceeds from the sale of, Ticket Servicos Brasil.

The words “approximately” and conditional verbs such as “will” are predictions of or indicate future events, trends or prospects and do not relate to historical matters.  Although Brookfield Asset Management believes that the outcome of the sale of Ticket Servicos Brasil expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in Brazil; the behavior of financial markets including fluctuations in interest and exchange rates; tax policies and other political, social and economic developments in or affecting Brazil; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the forgoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.